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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Charles River Laboratories International, Inc.

(Exact name of registrant as specified in its charter)

State of Delaware	001-15943	06-1397316
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

251 Ballardvale Street
Wilmington, Massachusetts	01887
(Address of principal executive offices)	(Zip Code)

Matthew Daniel, (781) 222-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 25, 2021.

Introduction

Charles River Laboratories International, Inc. (Charles River, we, us) is a full service, non-clinical contract research organization (CRO). We have built upon our original core competency of laboratory animal medicine and science (research model technologies) to develop a diverse portfolio of discovery and safety assessment services, both Good Laboratory Practice (GLP) and non-GLP, which is able to support our clients from target identification through non-clinical development. We also provide a suite of products and services to support our clients’ manufacturing activities, including our newly acquired contract development and manufacturing organization (CDMO) business. Utilizing our broad portfolio of products and services enables our clients to create a more flexible drug development model, which reduces their costs, enhances their productivity and effectiveness, and increases speed to market.

Charles River is aware of the grave concerns and global issues that stem from the commercialization of Conflict Minerals in the Democratic Republic of the Congo and its adjoining countries. Thus, Charles River has been actively working with its business partners and others to promote responsible sourcing of Conflict Minerals within its supply chain.

In accordance with Rule 13p-1 (17 CFR 240.13p-1) under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the Rule), Charles River has conducted a Reasonable Country of Origin Inquiry (RCOI) and related due diligence consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, and the OECD Supplement on Tin, Tantalum, and Tungsten (Second Edition, 2013) for its Endosafe Products (described below).

For purposes hereof, all capitalized and italicized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Rule.

Caution Concerning Forward - Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “will,” “would,” “may,” “estimate,” “plan,” “outlook,” and “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on the Company's current expectations and beliefs, and involve a number of risks and uncertainties that are difficult to predict and that could cause actual results to differ materially from those stated or implied by the forward-looking statements. For example, we may use forward-looking statements when addressing topics such as: the steps we intend to take to mitigate the risk that our necessary Conflict Minerals may benefit armed groups; the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all; whether smelters and refiners and other market participants responsibly source Conflict Minerals, and political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in the Company's Annual Report on Form 10-K as filed on February 16, 2022, as well as other filings the Company makes with the Securities and Exchange Commission. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by the Company, and the Company assumes no obligation and expressly disclaims any duty to update information contained in this news release except as required by law

Product Overview

Charles River does not knowingly or intentionally procure or otherwise source Conflict Minerals for any of its products that it manufactures or contracts to manufacture, except with regards to its Endosafe Products.

Charles River’s Microbial Solutions business provides in vitro methods for conventional and rapid quality control testing. In connection therewith, the Microbial Solutions division contracts to manufacture for sale to third parties three (3) products (the Endosafe®- PTS Portable Test System; Endosafe®-nexgen PTS Portable Test System; and Endosafe®-MCS Multi-Cartridge System; collectively the Endosafe Products) that contain electronic components, some of which include certain Conflict Minerals (tantalum and tin) that are necessary for their functionality and/or production.

The Endosafe Products form a rapid, point-of-use test system comprised of test cartridges and use of a spectrophotometer where certain assays can be executed (e.g., Gram ID, Inhibition/Enhancement LAL, Glucan) and can determine if certain injectable therapeutics during the drug manufacturing and production processes are safe for human use (i.e., whether such therapeutics are endotoxin-free). Tantalum is used in certain capacitors within the power circuitry as it dramatically reduces the size of the capacitor and eliminates chemical disposal issues; and tin is used to solder electronics components on printed circuit boards consistent with industry practice due to its reliable performance.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report Reasonable Country of Origin Inquiry Efforts

Charles River conducted, in good faith, a RCOI in accordance with the Rule, followed by related and reasonable due diligence in regards to its Endosafe Products and the Conflict Minerals utilized therein, which are necessary for their functionality and/or production. Our supply chain with respect to Endosafe Products is complex, as we purchase parts and materials directly, or contract with others to manufacture parts, from many suppliers; however, we do not purchase any Conflict Minerals directly from any smelters, mines or refiners. In most cases, there are multiple layers of third parties between Charles River and the ultimate upstream source of the Conflict Minerals.

We engaged Assent Compliance Inc. (Assent) to help us obtain information, representations and certifications concerning the presence of Conflict Minerals in our Endosafe Products (if any), and the sourcing thereof.

Specifically, we identified 124 suppliers who provide Endosafe Product components which may contain Conflict Minerals. With the help of Assent, we developed and executed a communication and inquiry program whereby each identified supplier was contacted a minimum of four times via phone-calls and email communications and asked to complete a Responsible Sourcing Initiative (RMI) Conflict Minerals Reporting Template (CMRT). The CMRTs and material correspondence from our suppliers were documented and aggregated into Assent’s survey platform, which can (among other functions) validate whether smelters and refineries used by suppliers are recognized as compliant with the RMI (formerly the Conflict Free Sourcing Initiative) protocol, and provide a risk assessment of the suppliers used. The following outputs were reported:

•	Response Rate: 98%, which represents the percentage of identified suppliers who responded to our inquiries regarding the presence of Conflict Minerals in our Endosafe Products, and the sourcing thereof.

•	The responding suppliers account for 99% of the components used in the Endosafe Products.

•	Of responding suppliers:

o	34 suppliers reported no Conflict Minerals are present in their components sold to Charles River;

o	20 suppliers reported Conflict Minerals are present in their components sold to Charles River, and such Conflict Minerals are not sourced from any Covered Country ;

o	23 suppliers reported Conflict Minerals are present in their components sold to Charles River, and such Conflict Minerals are sourced from a Covered Country, but such suppliers could otherwise represent they are not supporting armed groups since they buy Conflict Minerals exclusively from smelters and refiners that are CFSI compliant;

o	25 suppliers reported Conflict Minerals are present in their components sold to Charles River, and such Conflict Minerals are sourced from a Covered Country, but sourced from smelters or refiners not compliant with CFSI; and

o	22 suppliers could not provide sufficient detail as to whether they sourced from a Covered Country and/or whether smelters or refiners in their supply chain were CFSI compliant.

Note: Suppliers sourcing more than one Conflict Mineral for components sold to Charles River may have responded differently with regards to each Conflict Mineral sourced, and therefore any such supplier may have been allocated to more than one output above.

We are encouraged by the consistent engagement with our suppliers (62% suppliers representing responsible sourcing of Conflict Minerals, as compared with 55% and 58% in the 2020 and 2019 reporting years, respectively). We credit this level of engagement to our internal and cross-functional Conflict Minerals Team (with members from Compliance, Legal, Procurement and Operations), which, with the help of Assent, actively engages with our suppliers and employees to explore solutions in sourcing Conflict Minerals responsibly, and raise awareness in our supply chain and among our employees of the issues and concerns surrounding Conflict Minerals.

We have maintained our Statement on Conflict Minerals Law Compliance (available at https://ir.criver.com/corporate-governance/highlights) which outlines our commitment to sourcing Conflict Minerals responsibly, and our Compliance & Ethics Hotline (available at 1-866-294-3699, or http://helpline.criver.com); and we have provided our suppliers and employees with access to Assent’s Conflict Mineral Resource Centers where tutorials, further education, and other resources can be found regarding Conflict Minerals and compliance related laws and regulations.

Conclusion based on Reasonable Country of Origin Inquiry

Despite our efforts to date, including our RCOI and related diligence, and in consideration of the complexity of our supply chain and the Endosafe Products themselves, we could not determine that our supply chain was not sourcing Conflict Minerals from one or more of the Covered Countries. While we believe a 98% response rate from our suppliers is significant, we understand further improvements to our evaluation efforts and diligence practices, as well as increased representations from our suppliers that Conflict Minerals are sourced responsibly, are needed to maintain and advance this level of engagement with our suppliers and ultimately improve upon the areas where suppliers stated the source of the Conflict Minerals was either unknown or known to be non-conformant. These improvements over time will lead to a supply chain that is DRC Conflict Mineral Free; and therefore, we will continue to work with our partners, suppliers and supplier candidates to further develop our evaluation efforts and diligence practices.

Public Conflicts Mineral Disclosure

This information is publicly available at www.criver.com at the SEC filings link on the investor relations page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

/s/ Matthew Daniel
Name:	Matthew Daniel
Title:	Corporate Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary
Date:	May 26, 2022

Form SD

(Specialized Disclosure Report)